SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE YEAR ENDED DECEMBER 31, 2025

SEC NO. 1-5998

A. Full title of the Plan:

MARSH & McLENNAN AGENCY 401(k) SAVINGS & INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

MARSH & McLENNAN COMPANIES, INC.
1166 Avenue of the Americas
New York, NY 10036-2774

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Marsh & McLennan Companies Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MARSH & McLENNAN AGENCY 401(k) SAVINGS & INVESTMENT PLAN

Date: June 22, 2026	/s/ Jonathan L. DiMarco
Authorized Representative of the Benefits Administration Committee

MARSH & McLENNAN AGENCY 401(k) SAVINGS & INVESTMENT PLAN

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits as of December 31, 2025 and 2024	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2025	3

Notes to Financial Statements as of December 31, 2025 and 2024, and for the Year Ended December 31, 2025	4-15

Supplemental Schedule:

Form 5500, Schedule H, Part IV, Line 4i	16
Schedule of Assets (Held at End of Year) as of December 31, 2025

Consent of Independent Registered Public Accounting Firm	Exhibit 23

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of Marsh & McLennan Companies, Inc.,
the Marsh & McLennan Companies Benefits Administration Committee,
and the Participants in the Marsh & McLennan Agency 401(k) Savings & Investment Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Marsh & McLennan Agency 401(k) Savings & Investment Plan (the "Plan") as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Schedule
The supplemental schedule of assets (held at end of year) as of December 31, 2025, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP
New York, New York
June 22, 2026

We have served as the auditor of the Plan since 2011.

MARSH & McLENNAN AGENCY 401(k) SAVINGS & INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31,

	2025	2024
Assets:

Participant-directed investments:

Short-term investment fund at fair value	$895,141	$1,279,081
Plan identified investments held by master trust at fair value (Notes 2 and 4)	1,234,580,701	986,589,973
Plan interest in commingled investments held by master trust (Note 3)	663,788,635	509,809,553
Total investments	1,899,264,477	1,497,678,607

Receivables:

Notes receivable from participants	21,130,164	17,958,361
Contributions receivable	—	2,515,387
Dividends and interest receivable	3,575	3,831
Total receivables	21,133,739	20,477,579

Net assets available for benefits	$1,920,398,216	$1,518,156,186

See notes to financial statements.

MARSH & McLENNAN AGENCY 401(k) SAVINGS & INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2025

Investment income:
Net appreciation in fair value of plan identified investments held by master trust	$170,510,662
Plan interest in commingled investments held by master trust	79,523,502
Dividends and investment income	2,505,409
Net investment income	252,539,573

Interest income on notes receivable from participants	1,604,093

Contributions:
Participant	163,028,485
Employer	53,245,219
Rollovers	71,450,162
Total contributions	287,723,866

Deductions:
Benefits paid to and withdrawals by participants	(140,314,421)
Administrative fees	(924,469)
Total deductions	(141,238,890)

Increase in net assets before plan transfers	400,628,642

Transfers in from other plan (Note 7)	2,686,645
Transfers out to other plan (Note 7)	(1,073,257)

Net assets available for benefits:
Beginning of year	1,518,156,186

End of year	$1,920,398,216

See notes to financial statements.

MARSH & McLENNAN AGENCY 401(k) SAVINGS & INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 AND 2024 AND
FOR THE YEAR ENDED DECEMBER 31, 2025
1.Description of the Plan
General
The Marsh & McLennan Agency 401(k) Savings & Investment Plan (the "Plan") is a defined contribution plan with 401(k), 401(m) and employee stock ownership plan features, which allows eligible participants to contribute from their eligible compensation through payroll deductions on a before-tax, after-tax or Roth 401(k) basis. In accordance with the Plan provisions, employees who are paid on a U.S. payroll, are at least 18 years of age, and who are employees of any subsidiary or affiliate of Marsh & McLennan Agency LLC (the "Agency"), are eligible to contribute to the Plan. The Agency is a subsidiary of Marsh & McLennan Companies, Inc. (the "Company", "Marsh" or the "Plan Sponsor"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Employees can make rollover contributions to the Plan as soon as they are eligible to participate in the Plan. The Plan became effective on January 1, 2010.
The before-tax and/or Roth 401(k) participant contribution percentage limit is 75% of eligible compensation. The after-tax contribution percentage limit is 15% of eligible compensation. The aggregate limit on before-tax, after-tax and Roth 401(k) contributions is 75% of eligible compensation. Participants age 50 or older by the end of the calendar year are permitted to make additional "catch-up" contributions. The Plan's assets are held in a trust. The trustee for the Plan and custodian for all Plan assets is the Northern Trust Company (the "Trustee" or "Northern Trust"). The Trustee is responsible for maintaining the assets of the Plan and performing all other acts deemed necessary or proper to fulfill its responsibility as set forth in the trust agreement pertaining to the Plan. Transamerica Retirement Solutions, LLC ("Transamerica") provided recordkeeping services for the Plan up through August, 2024, when the recordkeeping services transitioned from Transamerica to Alight Solutions ("Alight"). As a result of the Alight transition, participant Plan account balances, loans (if applicable), investment direction elections for future contributions and contribution rate elections and beneficiary information automatically transferred to Alight and the Trustee began to make distribution payments on behalf of the Plan.
The Marsh & McLennan Companies Benefits Administration Committee is the plan administrator responsible for the overall administration and operation of the Plan. Certain administrative functions are performed by employees of the Company or its subsidiaries. All such costs are borne directly by the Company. Prior to the Alight transition, the Company paid the administrative expenses for the Plan. Effective with the Alight transition, participants began to pay a recordkeeping fee of $1.63 per month ($19.50 annually), transaction fees of $25 for certain in-service withdrawals and distribution requests, and $50 for new loan requests.
The Marsh & McLennan Companies Benefits Investment Committee is the investment fiduciary responsible for selecting the investment alternatives to be made available to Plan participants in addition to Company stock, which is available at the direction of the Plan Sponsor as a matter of plan design. The Plan is intended to comply with Section 404(c) of ERISA. Therefore, the Plan permits participants to exercise control over the investment of the assets in their individual account and, to the extent the participants have exercised such control, the participants are solely responsible for their decisions. Certain investment advisory and consulting services are performed by employees of the Company or its subsidiaries. Those costs are borne directly by the Company. The Company also pays certain investment management fees on behalf of the Plan.
Contributions
For the period January 1, 2025 to August 31, 2025, the Company made matching contributions after completion of 1 year of vesting service, of 50% on the first 7% of eligible compensation which consisted of base rate of pay, earned commissions and regular draw, that participants contribute to the Plan in any pay period. Effective September 1, 2025, the Company made matching contributions after completion of 1 year of vesting service, of 50% on the first 8% of eligible compensation, which consists of base rate of pay, earned commissions and regular draw, that participants contribute to the Plan in any pay period.

Participant and Company contributions are subject to certain limitations in accordance with Federal income tax regulations. When a participant reaches the Internal Revenue Code ("IRC") annual before-tax and/or Roth 401(k) contributions limit, the before-tax and/or Roth 401(k) contributions are automatically made as after-tax contributions for the remainder of the calendar year unless the participant decides to discontinue contributions or the participant’s eligible compensation reaches the IRC compensation limit.
Investments
Prior to the Alight transition, participants were eligible to direct their Company matching contributions and all of their participant contributions to any of the available investment options. Effective with the Alight transition, future Company matching contributions follow the investment direction of participant contributions. If a participant does not choose an investment direction, they are automatically invested in the BlackRock LifePath Index Fund which most closely matches a participant's retirement age, based on the Plan's normal retirement age of 65.
Participant Accounts
Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution and the Company’s matching contribution, charged for withdrawals, and adjusted to reflect the performance of the investment options in which the account is invested. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting and Forfeitures
Participants are vested immediately in their own contributions plus actual earnings thereon. Participants vest in the Company’s matching contribution as follows: 0% if less than 2 years of service, 33.33% after 2 years of service, 66.67% after 3 years of service and 100% after 4 years of service.
During the year ended December 31, 2025, employer contributions of $990,423 were funded from forfeited non-vested accounts. There was no unused balance of forfeited non-vested amount at December 31, 2025, compared to $27,993 at December 31, 2024. These balances are used to fund future contributions due from the Company.
Payment of Benefits
Payment of benefits on termination of service varies depending upon the vested amount in the participant’s account balance, the reason for termination (i.e. retirement, death, disability, termination of service for other reasons) and the payment options available (i.e. immediate lump sum payment, deferral of lump sum payment, installment payments, etc.) for a particular type of termination.
Effective with the Alight transition, participants with vested balances greater than $1,000 may elect to take a distribution or leave their balance in the Plan. However, participants must begin receiving payments from the Plan under the Internal Revenue Service required minimum distribution rules. With respect to non-Roth accounts, required minimum distributions must begin no later than April 1st of the calendar year following the calendar year in which they attain age 73 (if born after December 31, 1950) or age 72 (if born after June 30, 1949 but before January 1, 1951) or age 70-1/2 (if born before July 1, 1949) or in which they terminate employment, if later, at which time distributions must begin.
Notes Receivable from Participants
Plan participants may borrow from their accounts up to a maximum amount equal to the lesser of $50,000 or 50% of the vested value of their Plan account. Outstanding loans, which are secured by the participants’ interest in the Plan, are generally repaid through weekly and semi-monthly payroll deductions or may be paid in full without penalty. Loan repayments, which include principal and interest, are credited directly to the participant’s Plan account. Interest is charged on the outstanding balance at prime rate plus 1% based on the prime rate in effect at the time the loan is processed. Loan terms range from 1 to 5 years; however, terms may exceed 5 years for the purchase of a primary residence. At December 31, 2025, participant loans have maturities through 2040 at interest rates ranging from 4.25% to 9.50%.

The preceding description of the Plan provides only general information. Participants should refer to the plan document and the summary plan description. The summary plan description is located in the Marsh & McLennan Companies Benefits Handbook accessible via https://careers.marsh.com/global/en/us-benefits and provides a more complete description of the Plan's provisions.
2.Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").
Risks and Uncertainties
The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks such as geopolitical or macroeconomic conditions including from multiple major wars and global conflicts, social unrest, tariffs or changes in trade policies, slower GDP growth or recession, lower interest rates, capital markets volatility and inflation. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
The Plan participates in the Marsh & McLennan Companies Master Retirement Savings Trust (the "Master Trust"). The Master Trust's investments at December 31, 2025 and 2024 include shares of the Company's common stock amounting to $569,666,803 and $722,475,231, respectively. This investment represents approximately 13% and 18% of the comingled investments held by the Master Trust at December 31, 2025 and 2024, respectively. A significant decline in the market value of the Company's common stock would significantly affect the Plan's net assets available for benefits.
Use of Estimates
The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Cash and Cash Equivalents
Cash and cash equivalents consist of short-term investment funds composed of high-grade money market instruments with maturities less than 90 days.
Investment Valuation and Income Recognition
The Plan, along with the Marsh & McLennan Companies 401(k) Savings & Investment Plan ("Marsh Plan"), participates in the Master Trust. The Master Trust holds investments in which the Plan owns a divided interest for the exclusive benefit of the Plan. These investments totaled $1,234,580,701 and $986,589,973 at December 31, 2025 and 2024 and are presented as Plan identified investments held by the Master Trust at fair value on the statements of net assets available for benefits. The Master Trust also holds certain investments in commingled funds in which the Plan and the Marsh Plan are deemed to have an undivided interest in the investments in which they participate.
Plan identified investments held by the master trust at fair value
The investments held for the exclusive benefit of the Plan include mutual funds and common collective trusts. These investments are stated at fair value and are disclosed in Note 4, Fair Value Measurements. The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
The shares of mutual funds are reflected in the accompanying statements of net assets available for benefits at quoted market prices. Shares of common collective trusts are valued at the net asset value ("NAV") of shares held by the Plan at year-end based upon the quoted market prices of the underlying investments. NAV is used as a practical expedient for estimating fair value of common collective trusts, as permitted by applicable accounting guidance.

Commingled investments held by master trust
The Master Trust also includes the Marsh Stock Fund, which consists of Marsh common stock and short-term investments, a stable value fund, which includes guaranteed investment contracts ("GICs") and short-term investments, as well as four common collective trusts, which seek to deliver returns of corresponding indexes. These investments are commingled funds that are shared between the Plan and the Marsh Plan. The Plan’s interest in the commingled investments is disclosed in Note 3, Interest in Master Trust.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends and investment income include capital gains paid during the period. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the period.
Contributions
Employee contributions and employer matching contributions are recorded when earned.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the plan document.
Administrative Expenses
Prior to the Alight transition, administrative expenses of the Plan were paid by the Company as provided in the plan document. Effective with the Alight transition, participants began to pay a recordkeeping fee of $1.63 per month ($19.50 annually), transaction fees of $25 for certain in-service withdrawals and distribution requests, and $50 for new loan requests. Such fees are included in the Administrative fees line in the statement of changes in net assets available for benefits.
Management fees and operating expenses charged to the Plan for investments in mutual funds and common collective trusts are deducted from income earned on a daily basis and are reflected as a reduction of investment return for such investments. The Company also pays certain investment management fees on behalf of the Plan.
Payment of Benefits
Benefit payments to participants are recorded upon distribution. Amounts allocated to persons who have elected to take a distribution from the Plan but had not yet been paid at December 31, 2025 and 2024 were $101,793 and $38,618, respectively.
Excess Contributions Payable
The Plan is required to return contributions received during the Plan year in excess of the IRC limits.

3.Interest in Master Trust
The Trustee holds certain investment assets of the Master Trust as commingled funds in which each separate plan is deemed to have an undivided interest in the investments in which they participate. The Plan’s investment in the shared assets held by the Master Trust consists of units owned in the Marsh Stock Fund, the Invesco Fixed Income Fund (the "Stable Value Fund"), and the S&P 500 Index Fund, the U.S. Bond Index Fund, the U.S. Extended Equity Market Index Fund and the Non-U.S. Equity Index Fund (collectively, the "common collective trusts").
The following tables summarize the assets and liabilities of the commingled funds of the Master Trust and the Plan's interest in those assets and liabilities at December 31, 2025 and 2024:

	December 31, 2025
	Master Trust - Commingled Funds	Plan's Interest in Master Trust Commingled Funds
Marsh Stock Fund
Marsh common stock at fair value	$569,666,803	$47,818,201
Short-term investment fund at fair value	10,613,206	890,879
Accrued interest receivable	36,384	3,054
Liability for expenses incurred	(21,253)	(1,784)
	580,295,140	48,710,350
Stable Value Fund
Security backed investment contracts at contract value	512,986,091	56,510,961
Short-term investment fund at fair value	23,594,468	2,599,185
Accrued interest receivable	85,026	9,367
Liability for expenses incurred	(119,202)	(13,131)
	536,546,383	59,106,382
Common collective trusts at fair value	3,330,896,704	555,971,903
Net assets of commingled investments held by Master Trust	$4,447,738,227	$663,788,635

	December 31, 2024
	Master Trust - Commingled Funds	Plan's Interest in Master Trust Commingled Funds
Marsh Stock Fund
Marsh common stock at fair value	$722,475,231	$61,637,116
Short-term investment fund at fair value	15,128,903	1,290,704
Accrued interest receivable	55,559	4,740
Liability for expenses incurred	(21,250)	(1,813)
	737,638,443	62,930,747
Stable Value Fund
Security backed investment contracts at contract value	517,049,326	50,953,846
Short-term investment fund at fair value	11,086,840	1,092,579
Accrued interest receivable	43,260	4,263
Liability for expenses incurred	(118,452)	(11,673)
	528,060,974	52,039,015
Common collective trusts at fair value	2,784,329,533	394,839,791
Net assets of commingled investments held by Master Trust	$4,050,028,950	$509,809,553

The following table summarizes the net investment income of the commingled investments held by the Master Trust for the year ended December 31, 2025:

Investment income and expenses:
Net depreciation in fair value of Marsh common stock	$(82,925,232)
Net appreciation in fair value of common collective trusts	521,402,298
Dividends	11,144,144
Interest	16,703,838
Expenses	(771,552)
Net investment income	$465,553,496

Net investment income from commingled investments in Master Trust - By plan:
Marsh & McLennan Agency 401(k) Savings & Investment Plan	$79,523,502
Marsh Plan	$386,029,994
Marsh Stock Fund Valuations
The Marsh Stock Fund consists of Marsh common stock and short-term investment funds. The Marsh common stock is reported at fair value based on the closing market price at December 31, 2025 and 2024. The short-term investment fund is composed of high-grade money market instruments with short maturities that are reported at fair value as of the reporting date.
Stable Value Fund Valuations
The Stable Value Fund consists of GICs, synthetic GICs, separate account GICs and short-term investment funds (collectively, the "Investment contracts"). The short-term investment funds primarily consist of high-grade money market instruments with short maturities that are reported at fair value as of the reporting date.
The investments in traditional GICs, synthetic GICs, and separate account GICs, which are fully benefit responsive investment contracts ("FBRICs"), are part of the Stable Value Fund managed by Invesco Advisers, Inc. Investments in FBRICs, if they meet the fully responsive requirements of the accounting guidance, are required to be reported at contract value rather than at fair value. Contract value is the amount Plan participants would receive if they were to initiate permitted transactions under the terms of the Plan.
The Investment contracts provide for benefit responsive withdrawals by Plan participants at contract value.
Investment contracts are normally held to maturity and meet the fully benefit responsive requirements of the accounting guidance. The contract value of Investment contracts will be adjusted to reflect any issuer defaults or other evidence of impairment of an Investment contract should they occur.
Synthetic GICs consist of investment-grade fixed income securities (credit rating at time of purchase) or units of commingled funds composed of such securities owned by the Stable Value Fund or, in the case of separate account GICs, owned by the insurance company. These underlying assets are "wrapped" by an insurance company, bank, or other financial institution (the "wrap provider"). With traditional GICs, the underlying assets are part of the general account of the issuing insurance company and, as such, may have different credit ratings and maturity requirements. The underlying securities of the synthetic GICs and separate account GICs are generally actively managed during the life of the contract. Under specified circumstances, the Investment contracts provide liquidity for benefit payments to the Fund for the benefit of Plan participants at contract value.
The Stable Value Fund purchases wrap contracts from insurance companies, banks, or other financial institutions. The wrap contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate. The issuer of the wrap contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. The crediting rate is calculated by a formula specified in each wrap agreement and is typically reset on a monthly or quarterly basis, depending on the contract. The key factors that influence future crediting rates for wrapped contracts include the following: the level of market interest rates, the amount and timing of participant contributions, transfers, and withdrawals into/out of the contract, the investment returns generated by the fixed income securities that back the wrapped contract, and the duration of the underlying investments backing the contract.
Changes in market interest rates affect the yield to maturity and the market value of the underlying bonds, and they can have a material impact on the contract’s crediting rate. In addition, participant withdrawals and transfers from the Stable Value Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate. The resulting gains and losses in the market value of the underlying investments relative to the contract value are amortized in the future through either a lower crediting interest rate (in the event of market losses) or a higher crediting interest rate (in the event of market gains) than would otherwise be the case. All wrap contracts provide for a minimum interest crediting rate of zero percent.
Certain events might limit the ability of the Plan to transact at contract value with the contract issuer. Such events include the Plan’s failure to qualify under Section 401(a) of the IRC or the failure of the trust to be tax-exempt under Section 501(a) of the IRC, premature termination of the contracts, Plan termination or merger, changes to the Plan’s prohibition on competing investment options and bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spinoffs of a subsidiary) that significantly affect the Plan’s normal operations.
In addition, certain events allow the contract issuer to terminate a contract with the Plan and settle at an amount different from the contract value. Those events may be different under each contract. Examples of such events include the following: an uncured violation of the Plan’s investment guidelines, a breach of material obligation under the contract, a material misrepresentation, and a material amendment to the agreements without the consent of the issuer. If one of these events were to occur, the contract issuer could terminate the contract at the market value of the underlying investments or, in the case of a traditional GIC, at the hypothetical market value based upon a contractual formula.
Management believes that no events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers or that could cause a contract issuer to terminate a contract.
Common collective trusts
Shares of common collective trusts are valued at the NAV of shares held by the Plan at year-end based upon the quoted market prices of the underlying investments. NAV is used as a practical expedient for estimating fair value of common collective trusts.

4.Fair Value Measurements
The Plan categorizes its assets that are valued at fair value on a recurring basis into a three-level fair value hierarchy as defined by the Financial Accounting Standards Board. The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair values. The Plan classifies its investments into Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; Level 3, which refers to securities valued based on significant unobservable inputs; and NAV, which refers to investments valued using net asset value as a practical expedient. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
The following tables set forth, by level within the fair value hierarchy, a summary of plan identified investments held by the Master Trust measured at fair value at December 31, 2025 and 2024:

Plan Identified Investments Held by Master Trust at Fair Value
Fair Value Measurements at December 31, 2025
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	NAV	Total
Short-term investment fund	$895,141	$—	$—	$—	$895,141
Mutual funds:
Balanced funds	92,786,284	—	—	—	92,786,284
Value funds	41,173,157	—	—	—	41,173,157
Total Mutual funds	133,959,441	—	—	—	133,959,441
Common collective trusts	—	—	—	1,100,621,260	1,100,621,260
Total Investments	$134,854,582	$—	$—	$1,100,621,260	$1,235,475,842

Plan Identified Investments Held by Master Trust at Fair Value
Fair Value Measurements at December 31, 2024
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	NAV	Total
Short-term investment fund	$1,279,081	$—	$—	$—	$1,279,081
Mutual funds:
Balanced funds	60,496,511	—	—	—	60,496,511
Value funds	37,844,503	—	—	—	37,844,503
Total Mutual funds	98,341,014	—	—	—	98,341,014
Common collective trusts	—	—	—	888,248,959	888,248,959
Total Investments	$99,620,095	$—	$—	$888,248,959	$987,869,054
Following is a description of the valuation methodologies used for assets measured at fair value:
•Short-term investment fund: High grade money market instruments valued using a valuation technique that results in price per share of $1.00.
•Mutual funds: Valued at quoted market prices at year-end on an active market.
•Common collective trusts: Valued at NAV at year-end.

The following tables set forth, by level within the fair value hierarchy, a summary of the assets included in the commingled funds held in the Master Trust measured at fair value at December 31, 2025 and 2024:

Assets Held in Commingled Funds by Master Trust
Fair Value Measurements at December 31, 2025
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	NAV	Total
Marsh common stock	$569,666,803	$—	$—	$—	$569,666,803
Short-term investment fund	34,207,674	—	—	—	34,207,674
Common collective trusts	—	—	—	3,330,896,704	3,330,896,704
Total Master Trust Investments at Fair Value	$603,874,477	$—	$—	$3,330,896,704	$3,934,771,181

Assets Held in Commingled Funds by Master Trust
Fair Value Measurements at December 31, 2024
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	NAV	Total
Marsh common stock	$722,475,231	$—	$—	$—	$722,475,231
Short-term investment fund	26,215,743	—	—	—	26,215,743
Common collective trusts	—	—	—	2,784,329,533	2,784,329,533
Total Master Trust Investments at Fair Value	$748,690,974	$—	$—	$2,784,329,533	$3,533,020,507
Following is a description of the valuation methodologies used for assets measured at fair value:
•Common stock: Valued at the closing price reported on an active market where the securities are traded.
•Short-term investment fund: High-grade money market instruments valued using a valuation technique that results in price per share of $1.00.
•Common collective trusts: Valued at NAV at year-end.

5.Net Asset Value (NAV) Per Share
The following table provides additional information at December 31, 2025 and 2024 for plan identified investments held by the Master Trust that report a NAV per share (or its equivalent):

	Fair Value
	2025	2024	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Target retirement funds (a)	$806,158,684	$634,926,806	—	Daily	None
T. Rowe Blue Chip Growth Trust (b)	119,980,475	102,203,900	—	Daily	None
Putnam Large Cap Value Trust (c)	37,026,583	28,692,238	—	Daily	None
T. Rowe Small Mid Cap Core Trust (d)	66,587,731	69,735,529	—	Daily	None
Capital Group EUPAC Trust (e)	37,769,401	28,015,486	—	Daily	None
Loomis Sayles Core Plus Fixed Income Fund (f)	33,098,386	24,675,000	—	Daily	None
	$1,100,621,260	$888,248,959
(a)Each target retirement fund invests in a mix of index funds specific to a retirement year and diversified across global asset classes.
(b)This fund invests primarily in large- and mid-cap U.S. equity securities.
(c)This fund invests primarily in large- and mid-cap U.S. equity securities.
(d)This fund invests in underlying funds that hold primarily small and mid-size U.S. equity securities.
(e)This fund invests primarily in Europe and Pacific Basin equity securities.
(f)This fund invests primarily in U.S. investment-grade debt securities and may also invest in below-investment-grade debt securities.
The fair value of investments in the funds in the table above have been estimated at NAV, which reflects the quoted market prices of the underlying securities.
The following table provides additional information at December 31, 2025 and 2024 for the Plan's interest in commingled funds held by the Master Trust that report a NAV per share (or its equivalent):

	Fair Value
	2025	2024	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
S&P 500 Index Fund (a)	$284,041,098	$204,827,888	—	Daily	None
Non-U.S. Equity Index Fund (b)	121,324,651	75,254,966	—	Daily	None
U.S. Bond Index Fund (c)	77,614,202	56,918,948	—	Daily	None
U.S. Extended Equity Market Index Fund (d)	72,991,952	57,837,989	—	Daily	None
	$555,971,903	$394,839,791
(a)This fund invests primarily in large-cap U.S. equity securities.
(b)This fund invests primarily in non-U.S. equity securities.
(c)This fund invests primarily in U.S. investment-grade bonds.
(d)This fund invests primarily in U.S. small- and mid-cap equity securities.
The fair value of investments in the funds in the table above have been estimated at NAV, which reflects the quoted market prices of the underlying securities. There are no redemption restrictions on plan identified investments or commingled funds held in the Master Trust.

6.Exempt Party in Interest Transactions
The Plan has a short-term investment fund managed by the Trustee. The balance in the fund was $895,141 and $1,279,081 at December 31, 2025 and 2024, respectively.
The Plan, through its interest in the Master Trust (see Note 3), was the beneficial owner of 257,752 and 290,180 shares of common stock of Marsh, the sponsoring employer, at December 31, 2025 and 2024, respectively. The fair value of the shares at December 31, 2025 and 2024 was $47,818,201 and $61,637,116, respectively. The cost of these shares at December 31, 2025 and 2024 was $10,491,267 and $10,818,620, respectively. The Plan recorded dividend income of $976,782 and $920,850 for the years ended December 31, 2025 and 2024, respectively, from the shares of Marsh.
The Plan issues loans to participants which are secured by the vested balances in the participant's account.
Certain administrative, investment and investment advisory functions are performed by officers and employees of the Company and its subsidiaries (who may also be participants in the Plan) at no cost to the Plan. Certain of these functions are performed by unaffiliated third parties who might have other roles with respect to the Plan. These transactions are not deemed prohibited party-in-interest transactions because they are covered by statutory and/or administrative exemptions from the IRC and ERISA rules on prohibited transactions.
7.Net Transfers to Other Plan
During the year 2025, certain employees transferred their balances between the Marsh Plan and the Plan. The net amount transferred in the Plan and reported in the statement of changes in net assets available for benefits was $1,613,388, which included transfers into the Plan of $2,686,645 and transfers from the Plan of $1,073,257.
8.Federal Income Tax Status
The IRS has determined and informed the Company by a letter dated November 13, 2013, that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter, however, the Company and the Plan’s management believe that the Plan is currently operated in compliance with the applicable requirements of the IRC and that the Plan continues to be qualified and the related trust continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
9.Plan Termination
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, each participant would become 100% vested in their account.

10.Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31, 2025 and 2024:

	2025	2024
Statements of net assets available for benefits:
Net assets available for benefits per the financial statements	$1,920,398,216	$1,518,156,186
Less: Amounts allocated to withdrawing participants	(101,793)	(38,618)
Net assets available for benefits per the Form 5500, at fair value	$1,920,296,423	$1,518,117,568

The following is a reconciliation of benefits paid to and withdrawals by participants per the financial statements to Form 5500 for the year ended December 31, 2025:

Benefits paid to and withdrawals by participants per the financial statements	$140,314,421
Add: Amounts allocated to withdrawing participants and accrued on Form 5500	101,793
Less: Prior year amounts allocated to withdrawing participants	(38,618)
Benefits paid to participants per Form 5500	$140,377,596

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit distributions that have been processed and approved for payment prior to December 31, 2025 but not reflected as paid as of that date.

The following is a reconciliation of the decrease in net assets available for benefits per the financial statements to Form 5500 for the year ended December 31, 2025:

Statement of changes in net assets available for benefits:
Increase in net assets before plan transfers per the financial statements	$400,628,642
Less: Amounts allocated to withdrawing participants	(63,175)
Net gain per Form 5500	$400,565,467
11.Subsequent Events
Plan Management has performed its evaluation of subsequent events through the date of issuance of these financial statements and has determined that there were no subsequent events requiring adjustment to or disclosure in the financial statements.

MARSH & McLENNAN AGENCY 401(k) SAVINGS & INVESTMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2025

EIN #36-2668272
Plan #006

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party (Share class)	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(e) Current Value
*	SHORT-TERM INVESTMENT FUND (N/A)	Common Collective Trust	$895,141
	BLACKROCK LIFEPATH INDEX 2030 FUND (T)	Common Collective Trust	108,412,282
	BLACKROCK LIFEPATH INDEX 2035 FUND (T)	Common Collective Trust	122,070,119
	BLACKROCK LIFEPATH INDEX 2040 FUND (T)	Common Collective Trust	95,517,013
	BLACKROCK LIFEPATH INDEX 2045 FUND (T)	Common Collective Trust	122,375,547
	BLACKROCK LIFEPATH INDEX 2050 FUND (T)	Common Collective Trust	108,328,146
	BLACKROCK LIFEPATH INDEX 2055 FUND (T)	Common Collective Trust	79,758,067
	BLACKROCK LIFEPATH INDEX 2060 FUND (T)	Common Collective Trust	47,450,085
	BLACKROCK LIFEPATH INDEX 2065 FUND (T)	Common Collective Trust	19,872,031
	BLACKROCK LIFEPATH INDEX 2070 FUND (T)	Common Collective Trust	818,161
	BLACKROCK LIFEPATH INDEX RETIREMENT FUND (T)	Common Collective Trust	101,557,233
	T. ROWE PRICE BLUE CHIP GROWTH TRUST (T6)	Common Collective Trust	119,980,475
	PUTNAM LARGE CAP VALUE TRUST IA	Common Collective Trust	37,026,583
	T. ROWE PRICE SMALL & MID CAP CORE TRUST CLASS E	Common Collective Trust	66,587,731
	CAPITAL GROUP EUPAC TRUST (U2)	Common Collective Trust	37,769,401
	LOOMIS SAYLES CORE PLUS FIXED INCOME FUND CLASS F	Common Collective Trust	33,098,386
	DODGE & COX STOCK FUND CLASS X	Registered Investment Company	41,173,157
	VANGUARD WELLINGTON FUND (Admiral)	Registered Investment Company	92,786,284
*	VARIOUS PARTICIPANTS (N/A)	Participant Loans maturing through 2040 at interest rates of 4.25% to 9.50%.	21,130,164
			$1,256,606,006
Note: Cost information is not required for participant-directed investments and therefore is not included.
*Party-in-interest.